EXHIBIT 99.13
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AT THE TRUST          AT THE FINANCIAL RELATIONS BOARD
Karen Dickelman       Tony Ebersole          Georganne Palffy
Investor Relations    General Information    Analyst Information
312 683-3671          312 640-6728           312 640-6768





FOR IMMEDIATE RELEASE
JANUARY 27, 2000




        BANYAN STRATEGIC REALTY TRUST ANNOUNCES TERMINATION OF
         CONTRACT TO SELL OFFICE PROPERTY IN SARASOTA, FLORIDA




CHICAGO, JANUARY 27, 2000 - Banyan Strategic Realty Trust (BSRTS:Nasdaq) today announced that the contract to sell the Sarasota Commerce Center, a Class A office building located in Sarasota, Florida, has been terminated by the prospective buyer.

The transaction was subject to financing contingencies that the buyer, a private German investor, was unable to meet. Upon termination of the contract, the Trust retained earnest money in the amount of $100,000.

Leonard G. Levine, President and CEO, commented, "We are disappointed that the sale of the Sarasota Commerce Center will not be completed. However, we believe that recent interest rate increases and the reduction of the euro's valuation against the dollar have caused many foreign buyers to postpone acquisitions."

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns and acquires primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas and smaller markets of the Midwest and Southeastern United States. The Trust's current portfolio includes 27 properties totaling 3.5 million rentable square feet.






           See Banyan's website at http//www.banyanreit.com.
   For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "BSRTS."












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